    As filed with the Securities and Exchange Commission on October 11, 2002
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                              ---------------------

                                   SCHEDULE TO
                                (AMENDMENT NO. 5)
                                 (RULE 14D-100)

            TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                             ----------------------

                        PENN TREATY AMERICAN CORPORATION
                            (Name of Subject Company)

                        PENN TREATY AMERICAN CORPORATION
                                    (Issuer)

                  61/4% CONVERTIBLE SUBORDINATED NOTES DUE 2003
                         (Title of Class of Securities)

                                   707 874 AC7
                                   707 874 AA1
                                   707 874 AB9
                      (CUSIP Number of Class of Securities)

                             -----------------------

                                 William W. Hunt
                      President and Chief Operating Officer
                        Penn Treaty American Corporation
                               3440 Lehigh Street
                          Allentown, Pennsylvania 18103
                                 (610) 965-2222
       (Name, address and telephone number of person authorized to receive notices and communications on behalf of Filing Person)
                            -------------------------

                                   Copies to:
                              Justin P. Klein, Esq.
                     Ballard Spahr Andrews & Ingersoll, LLP
                         1735 Market Street, 51st Floor
                        Philadelphia, Pennsylvania 19103
                                 (215) 665-8500
                            -------------------------

                            CALCULATION OF FILING FEE

     ----------------------------------------------------------------------

             Transaction Valuation*          Amount Of Filing Fee**

                    $74,750,000                    $6,877***
     ----------------------------------------------------------------------

* Estimated for the purposes of calculating the amount of the filing fee only. The amount assumes the exchange of the entire aggregate principal amount of 6 1/4% Convertible Subordinated Notes due 2003 (the "Subordinated Notes") of Penn Treaty American Corporation ("Penn Treaty") for 6 1/4% Convertible Notes due 2008 (the "Exchange Notes") issued by Penn Treaty. Penn Treaty intends to issue up to $74,750,000 aggregate principal amount of Exchange Notes in exchange for the entire outstanding aggregate principal amount of the Subordinated Notes. Based on the August 26, 2002 value of the outstanding Subordinated Notes, the transaction value is equal to $74,750,000.

** The amount of the filing fee is calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended.

***      Previously paid.

[ ] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

            AMOUNT PREVIOUSLY PAID:                       Not applicable.
            FILING PARTY:                                 Not applicable.
            FORM OR REGISTRATION NO.:                     Not applicable.
            DATE FILED:                                   Not applicable.

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

         [ ]  Third-party tender offer subject to Rule 14d-1.

         [x]  Issuer tender offer subject to Rule 13e-4.

         [ ]  Going-private transaction subject to Rule 13e-3.

         [ ]  Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

--------------------------------------------------------------------------------

                             INTRODUCTORY STATEMENT

         This Amendment No. 5 amends and supplements the Tender Offer Statement on Schedule TO (the "Statement") filed by Penn Treaty American Corporation ("Penn Treaty") with the Securities and Exchange Commission on August 28, 2002, in connection with its offer to exchange up to $74,750,000 aggregate principal amount of 61/4% Convertible Subordinated Notes due 2003 of Penn Treaty, or such lesser principal amount as is properly tendered and not withdrawn, for 61/4% Convertible Subordinated Notes due 2008 upon the terms and subject to the conditions set forth in the Offering Circular, dated August 28, 2002, the related Letter of Transmittal dated August 28, 2002 and the Supplement to the Exchange Offer dated September 13, 2002, copies of which were attached to the Statement, as amended, as Exhibits (a)(1), (a)(2) and (a)(11), respectively (which, as they may be amended and supplemented from time to time, together constitute the "Exchange Offer"). Penn Treaty filed an Amendment No. 1 to the Statement on September 9, 2002, an Amendment No. 2 to the Statement on September 13, 2002, an Amendment No. 3 to the Statement on September 27, 2002, and an Amendment No. 4 to the Statement on October 4, 2002.

         On October 11, 2002, Penn Treaty issued a press release announcing a reduction in the conversion price of its 6 1/4% Convertible Subordinated Notes due 2008 being offered in the Exchange Offer from $5.31 per share to $4.50 per share and the extension of the expiration date of the Exchange Offer from October 10, 2002, to 11:59 p.m., New York City time, on October 18, 2002. Other than the reduction in the conversion price and the extension of the expiration date, the terms and conditions of the Exchange Offer remain as set forth in the Offering Circular dated August 28, 2002, the related Letter of Transmittal dated August 28, 2002 and the Supplement to the Exchange Offer dated September 13, 2002.

ITEM 4.   TERMS OF THE TRANSACTION

         Item 4 of the Statement is hereby amended and supplemented as follows:

         On October 11, 2002, Penn Treaty issued a press release announcing a reduction in the conversion price of its 6 1/4% Convertible Subordinated Notes due 2008 being offered in the Exchange Offer from $5.31 per share to $4.50 per share and the extension of the expiration date of the Exchange Offer from October 10, 2002, to 11:59 p.m., New York City time, on October 18, 2002. A copy of the press release is filed herewith as Exhibit (a)(14) and the information set forth in the press release is incorporated herein by reference.

ITEM 11.   ADDITIONAL INFORMATION

         Item 11(b) of the Statement is hereby amended and supplemented as follows:

         Penn Treaty expects to issue a press release on October 14, 2002, announcing that it has entered into a distribution agreement with American Insurance Marketing Corporation and intends to raise approximately $20 million in additional capital between now and year-end to support sales resulting from the distribution agreement and to remain in compliance with the consent order entered into with the Florida Insurance Department earlier this year. A copy of the proposed press release is filed herewith as Exhibit
(a)(15) and the information set forth in the press release is incorporated herein by reference.

ITEM 12.    EXHIBITS

         Item 12 of this Statement is hereby amended to add references to Exhibit (a)(14) and Exhibit (a)(15), which are attached as exhibits hereto.


EXHIBIT NUMBER         DESCRIPTION
--------------         -----------

99.(a)(14)             Press Release dated October 11, 2002.*

99.(a)(15)             Press Release to be dated October 14, 2002.*

-----------------------------
*  Filed herewith.

                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 5 to the Statement is true, complete and correct.

                                       PENN TREATY AMERICAN CORPORATION


Dated:  October 11, 2002               By: /S/ CAMERON B. WAITE
                                          ---------------------
                                           Cameron B. Waite
                                           Executive Vice President and
                                           Chief Financial Officer

EXHIBITS

EXHIBIT NUMBER         DESCRIPTION
--------------         -----------
99.(a)(14)             Press Release dated October 11, 2002.*

99.(a)(14)             Press Release to be dated October 14, 2002.*

-----------------------------
*        Filed herewith.